E: kevin@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

August 28, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jee Yeon Ahn
Michael Volley
Aisha Adegbuyi
Tonya Aldave

Re:	Sibo Holding Limited
Registration Statement on Form F-1 Filed August 5, 2025 File No. 333-289242

Ladies and Gentlemen:

We hereby submit the responses of Sibo Holding Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 12, 2025, providing the Staff’s comment with respect to the Company’s Registration Statement on Form F-1 filed on August 5, 2025. Concurrently with the submission of this letter, the Company is submitting an Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”) via EDGAR with the Commission.

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2

August 28, 2025

Registration Statement on Form F-1

General

1.	We note your intention to list on the NASDAQ Capital Market. Please provide us with your analysis as to how you will meet the initial listing standards, including any changes that you will make prior to the initial public offering in order to meet those listing standards. Revise your registration statement as appropriate so investors can understand the changes you must make in order to move forward with the planned offering.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that the Company will be able to meet the initial listing standards regarding the following aspects:

(1)	Financial and Liquidity Requirements

(i)	Stockholders’ equity

As disclosed on page 48 of Amendment No. 1, pro forma as adjusted shareholders’ equity as of December 31, 2024, after giving effect to the sale of 1,500,000 Class A Ordinary Shares at an assumed public offering price of US$4.00 per share, will be approximately US$4.75 million, which exceeds the required minimum of US$4 million under Listing Rule 5505(b)(3).

(ii)	Unrestricted publicly held shares and market value

Immediately after the offering, the Company will have 1,500,000 Class A Ordinary Shares (or 1,725,000 Class A Ordinary Shares if the underwriters exercise the over-allotment option in full) held by non-affiliates, which exceeds the required minimum of 1,000,000 unrestricted publicly held shares.

Based on the anticipated offering price of US$4.00 per share, the market value of unrestricted publicly held shares will be approximately US$6 million (or US$6.9 million if the underwriters exercise the over-allotment option in full), which exceeds the required minimum of US$5 million.

(iii)	Net income from continuous operations

As disclosed in Amendment No. 1, for the fiscal year ended December 31, 2024, the Company generated net income from continuing operations of US$1,302,000, exceeding the US$750,000 threshold required for the latest fiscal year under Listing Rule 5505(b)(3).

(iv)	Unrestricted round lot shareholders

The Company expects to have at least 300 round-lot, non-affiliate shareholders immediately following the closing of the offering, including at least 50% of such round lot holders each holding unrestricted securities with a market value of at least US$2,500, satisfying Listing Rule 5505(a)(3).

(v)	Market makers

The Company will obtain commitments from at least three registered and active market makers in connection with the listing on Nasdaq, satisfying Listing Rule 5505(a)(4).

(vi)	Bid price

The expected offering price of US$4.00 per Class A Ordinary Share meets the minimum bid price requirement under Listing Rule 5505(a)(1).

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 3

August 28, 2025

(2)	Corporate Governance Requirements

As disclosed in Amendment No. 1, the Company is committed to full compliance with Nasdaq’s corporate governance requirements. It has taken concrete steps to ensure that its board structure, committee composition, and governance practices meet the applicable listing standards.

(i)	Appointment of independent directors

As disclosed on page 94 of the Amendment No. 1, Jingting Wang, Yichun Hua, and Chang Ran Hu will serve as the Company’s independent directors and members of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, effective upon the effectiveness of the Registration Statement on Form F-1. The Company’s Board of Directors has determined that each of these nominees satisfies the independence requirements under Nasdaq Listing Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. This will also ensure that a majority of the Board of Directors consists of independent directors, as required by Listing Rule 5605(b)(1).

(ii)	Establishment of board committees

As disclosed on page 95 of Amendment No. 1, the Company will establish an audit committee, a compensation committee, and a nominating and corporate governance committee of the Board of Directors, effective upon the effectiveness of the Registration Statement on Form F-1. The Board of Directors has also approved a charter for each of the three committees, which will be adopted upon the effectiveness of the Registration Statement on Form F-1. The composition and functions of these committees are described on pages 96-97 of Amendment No. 1.

(iii)	Code of Ethics and Business Conduct

As disclosed on page 98 of Amendment No. 1, the Company’s Board of Directors has adopted a Code of Ethics and Business Conduct, applicable to all directors, officers, and employees.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at 202-869-0888 (ext. 101) or Xinyun Fan, Chief Financial Officer of Sibo Holding Limited at 852-3980 6200.

Sincerely,

/s/ Kevin Sun
Kevin Sun, Esq.
Bevilacqua PLLC

cc.	Ju Liu, Chairman of the Board of Sibo Holding Limited

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036